Simpson Thacher & Bartlett

icbc tower, 35th floor 3 garden road, central hong kong

telephone: +852-2514-7600 facsimile: +852-2869-7694
Direct Dial Number +852-2514-7660		E-mail Address dfertig@stblaw.com

January 17, 2024

Confidential and via edgar

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jennifer Thompson Mr. Austin Pattan Ms. Lyn Shenk Mr. Abe Friedman

Re:	Alibaba Group Holding Limited Form 20-F for Fiscal Year Ended March 31, 2023 Filed July 21, 2023 File No. 001-36614

Ladies and Gentlemen:

On behalf of our client, Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (together with its subsidiaries, the “Company” or “Alibaba”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 18, 2023 (the “December 18 Comment Letter”), relating to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2023 filed with the Commission on July 21, 2023 (the “2023 20-F”).

Set forth below are the Company’s responses to the Staff’s comments in the December 18 Comment Letter. The Staff’s comments are retyped below for ease of reference. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future filings on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof. In particular, the Company respectfully advises the Staff that, since the beginning of the current fiscal year ending March 31, 2024, the Company has implemented a new organizational and governance structure that includes six major business groups and various other businesses (the “Reorganization”). The Company’s six major business groups following the Reorganization are:

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-2-	January 17, 2024

• Taobao and Tmall Group;

• Alibaba International Digital Commerce Group;

• Local Services Group;

• Cainiao Smart Logistics Network Limited;

• Cloud Intelligence Group; and

• Digital Media and Entertainment Group.

Accordingly, the Company’s segment reporting has been updated to reflect how the Company’s chief operating decision maker reviews information under this new structure.

Form 20-F for Fiscal Year Ended March 31, 2023

Item 5. Operating and Financial Review and Prospects
Non-GAAP Measures, page 131

1.	We have reviewed your response to prior comment 1. In your response you discuss how merchants view the various fees as a holistic package of services. While your customers may allocate their funds based on a holistic premise, it appears from your quarterly results that the Company's results may be materially impacted by the differing components of your customer management revenue. In particular, we noted from your Q3 2023 earnings release filed together with your Form 6-K on November 16, 2023 "Customer management revenue increased by 3% year-over-year, primarily due to the increase in merchant’s willingness to invest in advertising, partly offset by the modest decline in online GMV." We also noted from your Q3 2023 earnings release, the Company upgraded one of its key advertising platforms "with the aim of growing the number of merchants who advertise." It seems the sources of customer management revenues are impacted by differing factors, and can have differing impacts on your business. As such, it appears the sources of your customer management revenues may materially impact your china commerce segment. Please revise to separately quantify advertising and third-party commissions, or advise accordingly.

The Company respectfully advises the Staff that the Company continues to hold that separately presenting marketing services revenue and commission revenue will not provide investors with insights into the Company’s business trends, and is also not consistent with how the Company’s management views and manages the business.

Taobao and Tmall Group offers merchants a comprehensive solution comprised of a diverse array of products and services to enable them to attract, engage and retain consumers, complete transactions, improve their branding and enhance operating efficiency. These products and services have differing fee structures, including cost-per-click (CPC), cost-per-thousand impressions (CPM) and cost-per-sale (CPS) (i.e. fees charged based on the GMV transacted, including commission on transactions), among others. The Company believes that merchants allocate their spending on the Company’s marketplaces to maximize their return on investment, and the optimal mix of products and services differs from merchant to merchant, and also changes from time to time depending on each merchant’s own strategy, marketing and operational needs. Accordingly, Taobao and Tmall Group aims to offer merchants an integrated package that helps them optimize return on investment, rather than separately operating different products and services or revenue streams. For instance, Taobao and Tmall Group’s Wanxiangtai is a comprehensive one-stop marketing solution that integrates multiple tools and resources, such as P4P, search, recommendation feeds and live-streaming, and leverages data and AI technologies to provide merchants with insight and help them optimize their return on investment.

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-3-	January 17, 2024

As such, the Company believes that the makeup of Taobao and Tmall Group’s customer management revenue within a period will not provide any meaningful information to investors, because the revenue mix is merely the result of the aggregate mix of products and services purchased by merchants during that period, which in turn reflects merchants’ views as to how to optimize their overall return on investment and can vary and fluctuate from period to period. For example, merchants’ increased willingness to invest in advertising could drive growth in either CPC revenue or CPS revenue, or both, depending on the types of products and services purchased by merchants. In other words, merchants’ willingness to invest in advertising affects the Company’s overall take rate, and is not specifically related to a particular type of revenue.

Comparison of Fiscal Years 2022 and 2023, page 134

2.	We note your response to prior comment 3 and your proposed revised disclosure in Annex B of your response. You have added language that further describes the reasons for changes and have, in some instances, quantified percentage changes in certain factors. However, your revised disclosure does not provide sufficient information to determine the absolute impact of factors cited. For example, you state customer management revenue decreased 8% primarily due to a 5% decline in the volume of online physical goods GMV. It is not clear the extent to which the 5% decline in volume impacted customer management revenue because you provided a percentage of an amount that is not quantified. In addition, it does not appear you have quantified the extent to which changes are attributable to changes in prices or to changes in volumes or amount of products or services being sold. For example, you state direct sales increased 6% due to growth of Freshippo and Alibaba Health of 2.8% and 2.5%, but it is not clear how a financial statement user would determine the impact of each factor cited.

Therefore, we reissue our prior comment. We believe your disclosure could be improved by:

•	relying on tables to present dollar and percentage changes in accounts, rather than including and repeating such information in narrative text form;

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-4-	January 17, 2024

•	using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

•	ensuring that all material factors are quantified and analyzed; and

•	quantifying the effects of changes in price, volume, and acquisitions on revenues and expense categories, where appropriate.

In response to the Staff’s comment, in its future annual reports on Form 20-F, the Company will supplement its disclosure on Taobao and Tmall Group’s customer management revenue to quantify the changes in GMV and take rate. The Company will also supplement its disclosure on direct sales revenue if the effects of changes in prices or volumes of products or services being sold are material. The Company has further clarified the way in which the percentages cited relate to and can be linked to quantified and disclosed financial numbers.  While not doing this in the form of a table, the Company has enhanced the disclosure to enable investors to better understand the specific quantified amounts of various changes cited. The Company believes that the material factors pertinent to the Company’s financial results and operating performance have been disclosed and discussed.

For illustrative purpose, a copy of the Company’s intended revised disclosure is set forth with revisions in Annex A. The Company will provide disclosure similar to the revisions in Annex A in its future annual reports on Form 20-F.

Sales and Marketing Expenses, page 138

3.	We have reviewed your response to prior comment 4. To the extent known, please further revise to provide quantification of your decrease in sales and marketing expenses from specific segments or individual businesses which had material impacts on your consolidated sales and marketing expenses.

The Company respectfully advises the Staff that the 15% decrease in sales and marketing expenses excluding share-based compensation was primarily the result of improved operating efficiency and cost optimization from its China Commerce segment (before the Reorganization), which led to a significant decline in marketing and promotional expenses.

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-5-	January 17, 2024

A copy of the Company’s intended revised disclosure is set forth with revisions in Annex B.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 202

4.	We note your response to prior comment 8, including Annex D, and have the following comments:

•	With respect to your disclosures under Item 16I(b)(2), please amend your Form 20-F to disclose and quantify any ownership interests held by governmental entities, including any ownership interests held by state-owned enterprises, in you and your consolidated operating entities. In particular, we note your statement that “less than 20 other consolidated entities in [y]our direct sales, sports-related, logistics and other businesses have governmental ownership” and that these entities, in the aggregate, would not be a significant subsidiary as defined in rule 1-02(w) of Regulation S-X. When you amend your filing, please provide additional detail beyond what was contained in your response about the governmental ownership interests in these entities that do not constitute significant subsidiaries in each relevant jurisdiction, along with information about the relative impact of these entities on your financial statements.

•	With respect to your disclosures under Item 16I(b)(5), please confirm in your supplemental response, if true and without qualification, that your articles of incorporation and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party. Please note that neither Form 20-F nor our Release No. 34-93701 limit the required disclosure to significant subsidiaries as defined in rule 1-02(w) of Regulation S-X.

In response to the Staff’s comment with respect to the disclosures required under Item 16I(b)(2), the Company provided further details of its subsidiaries and consolidated entities with governmental ownership, including the jurisdiction of these subsidiaries and entities and of the relevant governmental entities, percentage of governmental ownership in these subsidiaries and entities, and the revenue contributions of these subsidiaries and entities on a standalone basis (aggregated by business lines) in Fiscal Year 2023. A copy of the Company’s intended revised disclosure is set forth with revisions in Annex C. The Company respectfully advises the Staff that the Company relied on public databases to determine governmental ownership in its PRC subsidiaries and consolidated entities, but such databases are not available for the Company’s overseas subsidiaries and consolidated entities. The Company leveraged other publicly available information to determine governmental ownership in its overseas subsidiaries and consolidated entities, but was unable to calculate the exact percentage of governmental ownership in these subsidiaries and entities based on publicly available information.

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-6-	January 17, 2024

In response to the Staff’s comment with respect to the disclosures required under Item 16I(b)(5), the Company confirms that the currently effective memorandum and articles of association of the Company and its subsidiaries and consolidated entities do not contain any charter of the Chinese Communist Party. A copy of the Company’s intended revised disclosure is set forth with revisions in Annex C.

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7660 (work), +852-6640-3886 (mobile) or dfertig@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig

Daniel Fertig

Enclosures:	Annex A
Annex B
Annex C

cc:	Eddie Yongming Wu, Chief Executive Officer
Toby Hong Xu, Chief Financial Officer
Sara Siying Yu, General Counsel
Alibaba Group Holding Limited

Ricky Shin, Partner
Daniel Chan, Partner
Cynthia Ning, Partner
PricewaterhouseCoopers

Simpson Thacher & Bartlett

Division of Corporation Finance U.S. Securities and Exchange Commission	-7-	January 17, 2024

Annex A

Comment 2

Comparison of Fiscal Years 2022 and 2023

*      *      *

China Commerce

(i) Segment revenue

• China Commerce Retail Business

Revenue from our China commerce retail business in fiscal year 2023 was RMB565,332 million (US$82,319 million), decreased by 2% compared to RMB574,868 million in fiscal year 2022. Customer management revenue decreased by 8% year-over-year, primarily due to ~~mid-single-digit decline of~~ online physical goods GMV generated on Taobao and Tmall, excluding unpaid orders declining 5% year-over-year and take rate (customer management revenues divided by online physical goods GMV that represents revenue as a percentage of overall volume generated on Taobao and Tmall) declining 3% year-over-year, which was mainly due to soft consumption demand and ongoing competition as well as supply chain and logistics disruptions due to COVID-19 that impacted fulfilment and delivery, which led to more cancellations of orders. This also reflected user experience-enhancing measures implemented by our platform making it more convenient for consumers to refund or return goods.

Direct sales and others revenue under China commerce retail business in fiscal year 2023 was RMB274,954 million (US$40,037 million), increased by 6% compared to RMB259,830 million in fiscal year 2022, primarily due to the year-over-year revenue growth contributed by our Freshippo and Alibaba Health’s direct sales businesses of 2.8% and 2.5%, respectively, to the total increase of 6%. The year-over-year growth of Freshippo was mainly driven by growth in average order value. The year-over-year growth of Alibaba Health's direct sales businesses was due to the increase in annual active consumer (AAC) and increase in average revenue per consumer.

• China Commerce Wholesale Business

Revenue from our China commerce wholesale business in fiscal year 2023 was RMB17,399 million (US$2,533 million), increased by 4% compared to RMB16,712 million in fiscal year 2022. The increase was primarily due to the increase in revenue from value-added services to paying members.

*      *      *

International Commerce

(i) Segment revenue

• International Commerce Retail Business

Revenue from our International commerce retail business in fiscal year 2023 was RMB49,873 million (US$7,262 million), increased by 17% compared to RMB42,668 million in fiscal year 2022. ~~The increase was mainly attributable to the growth in revenue generated by Trendyol and Lazada.~~ The year-over-year growth was mainly driven by revenue growth contributed by Trendyol and Lazada of 11% and 4%, respectively, to the total increase of 17%. The increase in revenue from Trendyol resulted from more efficient use of subsidies and robust year-over-year order growth, which contributed 7% and 3%, respectively. Increase in revenue contributed by Lazada was the result of continuous improvement in monetization rate by offering more value-added services.

• International Commerce Wholesale Business

Revenue from our International commerce wholesale business in fiscal year 2023 was RMB19,331 million (US$2,815 million), increased by 5% compared to RMB18,410 million in fiscal year 2022. The increase was primarily due to increases in revenue generated by cross-border related value-added services.

*      *      *

Local Consumer Services

(i) Segment revenue

Revenue from Local consumer services was RMB50,112 million (US$7,297 million) in fiscal year 2023, increased by 12% compared to RMB44,616 million in fiscal year 2022~~,~~. The year-over-year growth was mainly driven by revenue growth contributed by Ele.me and Amap of 8% and 4%, respectively, to the total increase of 12%. The increase in revenue from Ele.me was primarily driven by higher average order value ~~of Ele.me~~, and the increase in revenue contributed by Amap was mainly the result of its strong order growth ~~of Amap~~.

*      *      *

Cainiao

(i)	Segment revenue

Revenue from Cainiao, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after inter-segment elimination, was RMB55,681 million (US$8,108 million) in fiscal year 2023, increased by 21% compared to RMB46,107 million in fiscal year 2022, primarily driven ~~contributed~~ by the increases in revenue from domestic consumer logistics services and international fulfillment solution services, which contributed 16% and 5%, respectively, to the total increase of 21%, in the revenue growth of Cainiao. The increase in revenue from domestic consumer logistics services was ~~as~~ a result of service model upgrade since late 2021 whereby Cainiao took on more responsibilities throughout the logistics process to better serve customers and enhance customer experience, as well as the increase in revenue from international fulfillment solution services.

Total revenue generated by Cainiao, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB77,512 million (US$11,287 million), increased by 16% compared to RMB66,808 million in fiscal year 2022. In fiscal year 2023, 72% of Cainiao's total revenue was generated from external customers.

*      *      *

Cloud

(i) Segment revenue

Revenue from our Cloud segment, after inter-segment elimination, was RMB77,203 million (US$11,242 million) in fiscal year 2023, increased by 4% year-over-year compared to RMB74,568 million in fiscal year 2022. The 4% ~~Y~~ year-over-year ~~revenue~~ growth ~~of our Cloud segment reflected~~ was mainly driven by the revenue growth from non-Internet industries ~~driven by an solid~~ of 8%, partly ~~year-over-year growth of revenue , which was partially~~  offset by the ~~year-over-year~~ decline ~~of~~ in revenue from customers in the Internet industry of 4%. The revenue growth from non-Internet industries ~~which~~ was contributed by ~~from~~ financial services, automobile industries and retail industries as to 5.1%, 0.8% and 0.4%, respectively. The decline in revenue from customers in the Internet industry was mainly driven by declining revenue from a top customer in the Internet industry phasing out using our overseas cloud services for its international business due to non-product related reasons.

Total revenue from our Cloud business, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB101,950 million (US$14,845 million), increased by 2% compared to RMB100,180 million in fiscal year 2022.

*      *      *

Annex B

Comment 3

Sales and Marketing Expenses

	Year ended March 31,
	2022	2023
	RMB	RMB	US$	% Change

	(in millions, except percentages)
Sales and marketing expenses	119,799	103,496	15,070	(14)%
Percentage of revenue	14%	12%
Share-based compensation expense included in sales and marketing expenses	3,050	3,710	540	22%
Percentage of revenue	0%	0%
Sales and marketing expenses excluding share-based compensation expense	116,749	99,786	14,530	(15)%
Percentage of revenue	14%	12%

Our sales and marketing expenses decreased by 14% from RMB119,799 million in fiscal year 2022 to RMB103,496 million (US$15,070 million) in fiscal year 2023. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased from 14% in fiscal year 2022 to 12% in fiscal year 2023. The year-over-year decrease of 15% was primarily due to a significant decline in marketing and promotional expenses from China Commerce segment, including apps promotional expenses, advertising expenses and other related incidental expenses that were incurred directly to attract or retain consumers and merchants, which was the result of our improved operating efficiency and cost optimization. In the future, we may not be able to improve our operating efficiency and optimize our cost to the same extent.

Annex C

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

(a) Please see the Certification by the Chief Executive Officer Pursuant to Item 16I(a) of Form 20-F, which has been furnished as Exhibit 15.4 to this annual report.

(b) On December 16, 2021, the PCAOB issued a report notifying the SEC of its determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland or Hong Kong, including our independent registered public accounting firm, PricewaterhouseCoopers.

On August 22, 2022, the SEC added Alibaba Group Holding Limited to its conclusive list of issuers identified under the HFCA Act, following the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2022.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong. For this reason, we do not expect to be identified as a Commission-Identified Issuer following the filing of this annual report.

As of the date of this annual report and to our best knowledge:

~~(i)            No Cayman Islands governmental entities own any shares of Alibaba Group Holding Limited or any variable-interest entity or similarly structured entity that is consolidated in our financial statements;~~

(i)	No governmental entity in the Cayman Islands and each foreign jurisdiction in which we have consolidated entities (collectively, the “relevant governmental entities”) own any shares of Alibaba Group Holding Limited.

Our ADSs are listed and traded on the NYSE and our Shares are listed and traded on the Hong Kong Stock Exchange. Governmental entities or affiliated entities could acquire equity interests in our company on the open market, but based on public disclosure, no governmental entity has indicated that it has any significant shareholding in our company.

(ii)	Certain consolidated entities under our digital media and entertainment business have state-owned minority strategic investors, namely:

Zhejiang Yitong Digital TV Investment Co., Ltd. (“Zhejiang Yitong”), a subsidiary of a PRC state-owned enterprise, which owns 1% of the registered capital of Youku Film & Television Co., Ltd. (“Youku Film & Television”), a consolidated entity under our Youku business; and

Wangtou Suicheng (Beijing) Technology Co., Ltd., also a subsidiary of a PRC state-owned enterprise, which owns 1% of the registered capital of Guangzhou Lujiao Information Technology Co., Ltd., a consolidated entity under our UCWeb business.

In addition to the above, the following entities have direct or indirect governmental ownership, which is mostly ownership by state-owned enterprises:

1)	Six consolidated entities in our direct sales business that are incorporated in the PRC have PRC governmental ownership, among which five entities each has governmental ownership of not more than 10% and the other entity has a state-owned enterprise shareholder with less than 30% ownership. These six entities in aggregate contributed to not more than 6% of our total revenue for the fiscal year ended March 31, 2023.

2)	~~In addition, to the above, less than 20 other certain~~ Three consolidated entities in our ~~direct sales,~~ sports-related ~~, logistics and other~~ business~~es , which~~ that are incorporated in the PRC have PRC governmental ownership, among which one entity has governmental ownership of less than 2% and the other two entities each has governmental ownership of not more than 25%. These three entities in aggregate contributed to ~~less than~~0.05% of our total revenue ~~in~~ for the fiscal year ended March 31, 2023~~, have minority governmental ownership have governmental ownership. None of these entities are listed in Exhibit 8.1 of the 2023 20-F (which include all subsidiaries and consolidated entities of the Company excluding those that, in the aggregate, would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of March 31, 2023)~~.

3)	Two consolidated entities in our logistics business that are incorporated in the PRC each has PRC governmental ownership of 73.5%, which entities are under a logistics real estate equity investment fund for which we serve as a joint general partner with a state-owned enterprise general partner. These two entities did not engage in business operations or contribute to our total revenue for the fiscal year ended March 31, 2023.

One consolidated holding company incorporated in the Cayman Islands in our logistics business has Singapore governmental ownership of no more than 2% and Malaysian governmental ownership of no more than 0.5%, which holding company did not contribute to our total revenue for the fiscal year ended March 31, 2023.

4)	One consolidated holding company incorporated in the Cayman Islands in our local consumer services business has PRC governmental ownership of no more than 3.5%, and another consolidated holding company incorporated in the Cayman Islands in our local consumer services business has Singapore governmental ownership of no more than 0.5% and Malaysian governmental ownership of no more than 0.5%. Neither one of the holding companies contributed to our total revenue for the fiscal year ended March 31, 2023.

5)	One consolidated holding company incorporated in Türkiye in our international commerce retail business has United Arab Emirates governmental ownership of no more than 2% and Qatar governmental ownership of no more than 1%, which holding company contributed to 1.35% of our total revenue for the fiscal year ended March 31, 2023.

6)	One consolidated entity in our digital media and entertainment business that is incorporated in the PRC has PRC governmental ownership of less than 1%. This entity contributed to 0.001% of our total revenue for the fiscal year ended March 31, 2023.

7)	One consolidated entity in our innovation initiatives and others business that is incorporated in the PRC has PRC governmental ownership of approximately 32%. This entity is a joint venture between us and a state-owned enterprise. This entity contributed to 0.1% of our total revenue for the fiscal year ended March 31, 2023.

8)	One consolidated entity in our health-related business that is incorporated in the PRC has PRC governmental ownership of 20%. This entity did not engage in business operations or contribute to our total revenue for the fiscal year ended March 31, 2023.

The shares of certain of our subsidiaries are listed and traded on the Hong Kong Stock Exchange. ~~PRC g~~ Governmental entities or affiliated entities could acquire equity interests in ~~our company~~ these subsidiaries on the open market, but based on public disclosure, no ~~PRC~~ governmental entity has indicated that it has any significant shareholding in ~~our company~~ these subsidiaries.

Except as disclosed above, ~~no PRC~~ we are not aware of any ownership by any relevant governmental entities ~~own~~ in any shares of Alibaba Group Holding Limited or in any ~~variable-interest entity or similarly structured entity that is~~ of our consolidated entities~~in our financial statements~~.

(iii)	No Cayman Islands governmental entities or PRC governmental entities have a controlling financial interest in Alibaba Group Holding Limited or any ~~variable-interest entity or similarly structured entity that is consolidated in our financial statements; and~~ of our consolidated entities, and no governmental entities in any of the jurisdictions in which our consolidated entities are organized or incorporated have a controlling financial interest with respect to those entities; and

(iv)	None of the members of the board of directors of Alibaba Group Holding Limited, our operating entities or any variable interest entity or similarly structured entity that is consolidated in our financial statements is an official of the Chinese Communist Party, except for the following:

Yang Yang, an external director of Youku Film & Television, who is also an executive of Zhejiang Yitong; and

Bing Wu, an external director of Banma Network Technology Co., Ltd. (“Banma”), which is a majority-owned consolidated entity engaged in the development of smart car operating systems. Mr. Wu is an executive of SAIC Motor and other state-owned enterprises. Banma is a joint venture between us and SAIC Motor.

The currently effective memorandum and articles of association of each of Alibaba Group Holding Limited, ~~the variable interest entities or similarly structured entities that are~~ our subsidiaries and consolidated entities~~in our financial statements, and any other subsidiaries and consolidated entities listed in Exhibit 8.1~~ do not contain any charter of the Chinese Communist Party.